FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	May 13, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Quarter Marks 5th Consecutive Quarter of Net Income

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company") is pleased to announce the unaudited financial results for the Company's first quarter ending March 31, 2010. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

First Quarter 2010 Highlights ($CAD)
Gross Revenue	$21.9 million
Net Revenue	$18.2 million
Mine Operating Earnings	$7.4 million
Net Income after taxes	$3.0 million
Earnings Per Share	$0.03
Silver Equivalent Production (1)	1,619,403 oz. Ag eq.
Silver Equivalent Ounces Sold(2)	1,298,659 oz. Ag eq.
Total Cash Costs per ounce	US$8.11
Direct Cash Costs per ounce	US$4.94
Average Revenue per ounce sold	$16.89 (US$ 16.23)
(1)	includes pre-commercial production of 261,193 silver ounces during the quarter ended March 31, 2010.
(2)	excludes the net margin of $2.3 million of pre-commercial production in connection with the sale of 262,403 silver ounces during the quarter ended March 31, 2010.

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  Consolidated gross revenue (prior to smelting, refining and metal deductions) for the quarter ended March 31, 2010 was $21,935,712 compared to $17,464,137 for the quarter ended March 31, 2009 for an increase of $4,471,575 or 26%. Consolidated gross revenue for the quarter ended March 31, 2010 increased by 2% compared to the prior quarter ended December 31, 2009.

  In the first quarter of 2010, the Company shipped (sold) 1,298,659 ounces of silver equivalent at an average price of $16.89 per ounce (US$16.23) compared to 996,595 ounces in the first quarter of 2009 at an average price of $17.52 per ounce (US$14.07), representing an increase of 30% in shipments over the same quarter in 2009 and a 13% increase over Q4 of 2009. In the fourth quarter of 2009, the Company shipped 1,145,562 ounces of silver equivalents at an average price of $18.71 (US$17.72) per ounce.

  Total production for the first quarter of 2010 increased 30% from the prior quarter and 56% from the same quarter of the prior year to 1,619,403 ounces of silver equivalents consisting of 1,409,825 ounces of silver, 857 ounces of gold and 2,542,071 pounds of lead. This compares to the 1,040,117 ounces of silver equivalents produced in the first quarter of 2009, which consisted of 929,964 ounces of silver, 491 ounces of gold, 1,828,739 pounds of lead. In the fourth quarter of 2009, the Company produced 1,249,568 ounces of silver equivalents consisting of 1,103,840 ounces of silver, 701 ounces of gold and 1,571,819 pounds of lead.

  Net sales revenue (after smelting and refining charges and metals deductions) for the quarter ended March 31, 2010 was $18.2 million, an increase of 27% compared to $14.4 million for the first quarter of 2009. Net sales revenue for the quarter ended March 31, 2010 was virtually unchanged compared to $18.4 million for the fourth quarter of 2009. Smelting and refining charges and metal deductions decreased marginally to 17% of gross revenue in the first quarter of 2010 compared to 18% of gross revenue in the first quarter of 2009. Average smelting charges for doré in the first quarter of 2010 were US$0.52 per equivalent silver ounce whereas for concentrates they were US$4.05 per equivalent silver ounce.

  The Company generated net income in the first quarter of 2010 of $3.0 million, or earnings per common share (“EPS”) of $0.03 compared to a net income in the first quarter of 2009 of $0.9 million or EPS of $0.01. Net income for the first quarter of 2010 was after deducting non-cash stock-based compensation expense of $0.7 million and an income tax provision of $1.1 million. As the new La Encantada plant was not in commercial production until April 1, 2010, generally accepted accounting principles require the revenues and production costs to be recorded as capital costs against the plant rather than being recorded in the Statement of Income for the first quarter of 2010. If the revenues and expenses of the new plant were recorded as income rather than capital, the $2.3 million of capitalized profits would have been adjusted upwards to $0.06 per share rather than $0.03 per share.

  Total cash costs per ounce (includes smelting, refining, metal deductions, and by-product credits and is a non-GAAP measure) for the first quarter of 2010 was US$8.11 per ounce of silver compared to US$7.60 per ounce of silver in the first quarter of 2009 and US$8.61 per ounce in the fourth quarter of 2009.

  Direct cash costs per ounce of silver (a non-GAAP measure) for the first quarter of 2010 were US$4.94, consistent with the first quarter of 2009 at US$4.94 per ounce of silver. This compares to the direct cash costs of US$5.69 per ounce of silver in the fourth quarter of 2009.

  Mine operating earnings for the first quarter of 2010 increased by 62% to $7.4 million, compared to mine operating earnings of $4.5 million for the first quarter of 2009, due to an increase in net revenue during the first quarter of 2010. Mine operating earnings for the first quarter of 2010 decreased by 9% when compared to mine operating earnings of $8.1 million for the fourth quarter of 2009, due to additional depletion expenses recorded in the current quarter. An additional $2.3 million of profits were capitalized due to the pre-commercial nature of the precipitate sales at the La Encantada cyanidation plant in the first quarter and therefore were excluded from the $7.4 million mine operating earnings reported above.

  Operating income increased by 155%, or $2.8 million, to $4.7 million for the quarter ended March 31, 2010, from an operating income of $1.8 million for the quarter ended March 31, 2009. Operating income increased by 137%, for the quarter ended March 31, 2010, when compared to an operating income of $2.0 million for the fourth quarter ended December 31, 2009.

  The new cyanidation process plant at the La Encantada Silver Mine achieved commercial production effective April 1, 2010 with current throughput at approximately 2,700 tonnes per day and is expected to reach full production by the end of the second quarter and producing at an annualized rate of over four million ounces of silver. Total capitalized construction in progress at La Encantada at March 31, 2010 consisted of $35.9 million (US$35.3 million).

  During the quarter ended March 31, 2010, the Company invested $3.4 million in its mineral properties and a further $1.4 million in additions to plant and equipment on a cash basis. This compares to $1.8 million invested in its mineral properties and a further $1.6 million in additions to plant and equipment on a cash basis in the first quarter ended March 31, 2009.

In Summary

First Majestic has now had five consecutive quarters of net income and consistent advancements in production and cash flows due to continuing growth in production resulting from the expansion of operations, the most recent being the completion of the new plant at the La Encantada Silver Mine. As this new plant at La Encantada reached commercial production on April 1, 2010, the net earnings on the sale of silver will now be recorded in the Company’s statement of income rather than being capitalized, as it was in the first quarter of 2010. Had the Company included the additional $2.3 million of profit in the first quarter, mine operating earnings would have been $9.7 million rather than $7.4 million resulting in an EPS of $0.06 instead of $0.03.

Due to the production of doré bars at La Encantada versus the production of concentrates, we are expecting significant reductions in smelting and refining costs and similar reductions in total cash costs going forward as doré is about one tenth the cost of concentrates to treat.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.